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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Name of Issuer:  Quidel Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  74838J101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                          July 22, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise



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subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















































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CUSIP No.:  74838J101

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         2,500,700

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         2,500,700

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,500,700

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         10.5%

14. Type of Reporting Person

         IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!











































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This Schedule 13D is being filed to report the beneficial

ownership of Larry N. Feinberg in the common stock of Quidel

Corporation of 10.5%.  Mr. Feinberg previously reported his

beneficial ownership on Schedule 13G, the most recent filing of which was filing of Amendment No. 2 to Schedule 13G on

July 20, 1999.

Item 1.  Security and Issuer

         This statement relates to shares of common stock

(the "Common Stock") of Quidel Corporation ("QDEL").  QDEL's

principal executive office is located at 10165 McKellar

Court, San Diego, California 92121-4201.

Item 2.  Identity and Background

         This statement is being filed on behalf of Mr.

Larry N. Feinberg.  Mr. Feinberg is the managing general

partner of Oracle Partners, L.P. and Oracle Institutional

Partners, L.P., both of which are investment limited

partnerships (the "Partnerships"), and the President of

Oracle Investment Management, Inc., an investment advisor

that has investment discretion over certain managed

accounts.  The principal offices of the Partnerships and

Oracle Investment Management, Inc. are at 712 Fifth Avenue,

45th Floor, New York, New York 10019.

         Mr. Feinberg has not, during the last five years,

been convicted in a criminal proceeding (excluding traffic

violations or similar misdemeanors).  Mr. Feinberg has not,




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during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final

order enjoining future violations of, or prohibiting or

mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 2,500,700 shares of QDEL's Common Stock

(the "Shares").  The Shares deemed to be beneficially owned

by Mr. Feinberg are held by (i) the Partnerships; (ii)

managed accounts over which Mr. Feinberg has investment

discretion; and (iii) Mr. Feinberg directly.  The 2,500,700

Shares were purchased in open market transactions at an

aggregate cost of $9,713,706.  The funds for the purchase of the Shares held in the Partnerships came from capital

contributions to the Partnerships by their general and

limited partners.  The funds for the purchase of the Shares

held in the managed accounts came from each managed

account's own funds.  The funds for the purchase of the

Shares of Common Stock held by Mr. Feinberg came from his

own funds.  No leverage was used to purchase the Shares.






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Item 4.  Purpose of Transaction

         The Shares deemed to be beneficially owned by Mr.

Feinberg were acquired for, and are being held for,

investment purposes.  Mr. Feinberg may acquire additional

shares of Common Stock, dispose of all or some of the Shares from time to time, in each case in open market transactions,

block sales or purchases or otherwise, or may continue to

hold the Shares.

         Mr. Feinberg does not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

However, Mr. Feinberg reserves the right to discuss company

business with management, make proposals to management

and/or take other actions to influence the management of

QDEL should he deem such actions appropriate.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Feinberg is deemed to be

the beneficial owner of 2,500,700 shares of QDEL's Common

Stock.  Based on QDEL's most recent Form 10-K filed on June

29, 1999, as of June 18, 1999 there were 23,822,491 shares

of QDEL's Common Stock outstanding.  Therefore, Mr. Feinberg is deemed to beneficially own 10.5% of QDEL's outstanding

shares of Common Stock.  Mr. Feinberg has the power to vote,

direct the vote, dispose of or direct the disposition of all






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the shares of QDEL's Common Stock he is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Mr. Feinberg does not have any contract,

arrangement, understanding or relationship with any person

with respect to the Common Stock of QDEL.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the Common Stock of QDEL that were

effected by Mr. Feinberg during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



July 22, 1999

                             /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg














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                                                        EXHIBIT A


                    Schedule of Transactions


Date                  Shares Purchased
                         or (Sold)            Price Per Share

6/30/99                    5,500                  $3.125
6/30/99                   10,000                   3.118
6/30/99                    3,000                   3.1875
7/14/99                   54,700                   3.3342
7/16/99                   70,000                   3.625







































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